FORM 10-SB/A
                          Amendment No.1

       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                         BUSINESS ISSUERS

Under Section 12(b) of (g) of the Securities Exchange Act of 1934


                         COLOR STRATEGIES
         -----------------------------------------------
          (Name of Small Business Issuer in its charter)

           Nevada                                 88-0390360
----------------------------------     -----------------------------------
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
Incorporation or organization)


      3050 East 630 North, Suite D1, St. George, Utah         84790
    --------------------------------------------------    ---------------
    (Address of principal executive offices)         (Zip Code)

              Issuer's Telephone Number:     (435) 628-8130
                                                    --------------

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

               None                                  None
      -------------------------           ------------------------------


Securities to be registered under Section 12(g) of the Act:

                              Common
              -------------------------------------
                         (Title of class)

                              PART I

          Item 1.   DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Inception and Offering of Common Stock
--------------------------------------

     Color Strategies (the "Company" and/or the "Registrant") was incorporated in the State of Nevada on March 23, 1998, with 25,000,000 shares of common stock authorized, par value $0.001 per share. The Company's business purpose was that of creating and presenting self-improvement and motivational seminars which utilize the concept of (1) identifying individual characteristics through "color coded" personality profiles, (2) enhancing an individual's self-image once such personality traits are recognized, and/or (3)effectively utilizing such "color coded" personality profiles in a wide

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range of situations which include individual success in the work place, corporate  hiring strategies and employee relations,  and more effective use
of mass-media presentations such as training videos or infomercials.   At
inception, the Company issued 200,000 "unregistered", "restricted" shares to its founder in connection with the initial funding of the Company. On August 13, 1998, the Company commenced an offering of its common stock pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act"), under Section 3(b), Regulation D, Rule 504, whereby it offered for sale up to 400,000 of its unregistered common shares at an offering price of $.25 per share. The offering was also registered with the State of Nevada. The purpose of the offering was to raise a minimum of $50,000 to fund the start-up-phase of its business operations, that is, the initial development and marketing of seminars and workshops which will focus on a goal of integrating image and color strategies with motivational and self-improvement. The offering closed on August 24, 1998, with 201,800 shares sold, for gross proceeds of $50,450.

Forward Looking Information
---------------------------

     This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they related to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

Risk Factors Which Could Affect Future Profitability
----------------------------------------------------

       *Lack of Operating History*   The Company was only recently organized
and did not commence any operations until its offering of common stock in August of 1998. Since August, the Company has had only minimal operations and only $450 in revenues. Because of its limited capital and its lack of significant operating history, the Company must be considered a development stage company. Development stage companies are inherently more risky than established companies because there is no earnings history and no assurance that future revenues will develop. The Company's potential profitability is questionable.

       *Competition*   The image and self-improvement speaking and seminar
industry is highly competitive with respect to name recognition, quality of presentation, and location of engagement. There are numerous companies in the industry which are well established and possess greater name recognition, and substantially greater financial, marketing, personnel and other resources than the Company. The Company can also expect to face a very broad range of competition in the industry which include mass media consulting companies and fashion show promoters. Many of the Company's competitors have already achieved recognition at the national, regional and local levels. In addition, many of these competitors are represented by speaking bureaus, and/or promoted by established promoters in their respective industries and/or these

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competitors engage in extensive advertising and promotional programs on their own. These well established companies will also have developed training and marketing strategies for dealing readily with changes in the industry. The Company can expect to compete in the Las Vegas area (where it will begin its initial marketing) with numerous well established, successful companies. (See "BUSINESS OF THE REGISTRANT, Competitive Business Conditions/Competitive Position in the Industry/Methods of Competition".)

       *No Formal Market Feasibility Study*   The public speaking/seminar
industry is vast with over 30,000 professional speakers, and hundreds of specialized topics. The performance of an individual company can be affected by such factors as advertising, promotion, target audiences, and quality of presentation. The Company has not performed a formal market feasibility study to determine if the services it proposes to perform will be widely accepted and will be able to compete in this industry sector. This lack of a geographically specific market analysis could have a negative impact on the success of the Company's business operations. Although the Company intends to study its potential market region, and define its potential marketing area along with the types of markets which do exist for image and self-improvement seminars, workshops and training, the Company has not yet delineated the same and does not believe it has sufficient resources and topics to specialize its services and topics. As a result, the Company must be able to stay advised to industry trends and remain flexible enough to address client needs. There can be no guarantee that the Company will be successful in doing so.

       *Conflicts of Interest* Both of the Company's officers/directors are involved with other business interests which will take a portion of their time. (See "Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS".) These individuals will not, therefore, devote 100% of their time to the Company. Tami Tischner, the Company's President, Secretary/Treasurer and a Director, is involved with other business interests which demand her time especially her position as an independent sales director for Mary Kay, Inc. (more commonly known in the industry as Mary Kay Cosmetics). Ms. Tischner received her background and training through her long time association with Mary Kay, Inc.; such training has influenced her development of the color and imaging concepts which she intends to apply to seminars and motivational workshops. In fact, much of Ms. Tischner's public speaking experience and concept development is a result of such association with Mary Kay, Inc. Although Ms. Tischner is an independent party and not bound by any contracts or employment agreements with Mary Kay, Inc. regarding seminar presentation or public speaking events, in recent times, she has been contracted by Mary Kay, Inc. to perform similar services for seminars as she will perform on behalf of the Company. It is Ms. Tischner's intention that any speaking engagements and/or seminar presentations which Ms. Tischner now and hereinafter participates will be for the benefit of developing the Company's business, rather than for her own individual benefit. Ms. Tischner's main focus as an independent sales director for Mary Kay, Inc. is, and will continue to be, the training and motivation of the 50-100 sales consultants under her in area of Mary Kay, Inc. cosmetic sales and marketing, and Ms. Tischner does not believe the foregoing provides any direct or indirect competition with any of the Company's business purposes. However, a conflict of interest could arise if Ms. Tischner is contacted by Mary Kay, Inc., or some other company to provide public speaking, or organize seminars or employee/management training, etc. Because there is no non-compete agreement in effect between Ms. Tischner and the Company, Ms. Tischner could chose to perform such services as herself rather than as a representative of the Company. There is no assurance, therefore, if such a conflict of interest arose, that it would be resolved in favor of the Company.
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       *Inexperience of Management*   Although Ms. Tischner has considerable
experience in the color and image consulting and motivational speaking industry, Management of the Company has no experience in running a company in the start-up and development stage. This lack of experience provides for considerable risk to the Company's ultimate success.

       *No Public Market for Company's Securities*   At the present time there
is no public market for the Company's common stock, and there can be no assurance that a public market will develop. Although the Company intends to apply for a listing on the National Association of Securities Dealer's Inc. Over-the-Counter Bulletin Board (the "NASD OTC Bulletin Board"), there is no guarantee that such will be the case, or that if the Company succeeds in listing its common stock on the NASD OTC Bulletin Board that a market for the Company's common stock will develop. Even if the Company is able to develop a market for its common stock, there can be no assurance that the price per share in such market will be equal to or greater than the price paid by investors in its offering which closed on August 24, 1998, in which investors paid $.25 per share, and, in fact, it could be substantially less.

      *Sales of Shares by "Insiders"* - Of the 401,800 common shares of the Company's common stock currently issued and outstanding, 201,800 unregistered common shares are owned by public investors in the Company's offering, and 200,000 unregistered common shares are considered "restricted" and are held by the Company's founder and its President, Secretary/Treasurer and Chairman of the Board of Directors, Tami Tischner. Her 200,000 initial shares were issued in reliance on the "private placement" exemption of Section 4(2) of the Securities Act of 1933, as amended. If a market for the Company's common shares were to develop, such "restricted" shares will not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. If a substantial number of the shares owned by the initial shareholders were sold in the market, the market price of the common stock could be adversely affected. As of the date hereof, Ms. Tischner's 200,000 shares issued in reliance upon Section 4(2)and considered "restricted", have been beneficially owned for almost one year (since March 30, 1998) which would make them eligible for resale under Rule 144 provided all of the applicable terms and conditions were met, and provided a public market existed for the Company's common shares, on March 31, 1999. Although, Ms. Tischner's 200,000 shares were being held in pursuant to Nevada Revised Statutes 90.500(8)(a) the same were no longer subject to escrow requirements as of March 25 of this year. (See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", under Part I, Item 4 of this Registration Statement; also see Part II, Item 1. "MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.")

       *Penny Stock Regulation*   If the Company succeeds in developing a
market for its common shares, it will be subject to the penny stock rules. The Securities and Exchange Commission (the "SEC")has adopted rules that regulate broker dealer practices in connection with penny stocks. Penny stock are generally equity securities with a price of less than $5.00 (other than

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

securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided current price and volume information with respect to transactions in such securities is provided by the exchange system.) The penny stock rule requires that a broker/dealer, prior to a transaction in a penny stock not otherwise exempt under the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation to the broker dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's common stock is currently subject to the penny stock rules, and, accordingly, investors may find it difficult to sell their shares, if at all, when and if a public market develops.

     *Need for Additional Financing*   Unless the Company is able to generate
sufficient revenues to successfully develop and sustain its business operations, the survival of the Company will likely depend on additional financing. No assurance can be made that such financing would be available, and, if available, whether it would take the form of debt or equity financing. In either case, additional financing could have a negative impact on the Company's shareholders. The Company may seek financing in the form of debt financing in the form of a loan which could be from an individual or financial institution. Such loan could put the Company at risk for amounts greater than its assets, and, if not promptly repaid, could result in bankruptcy. If the Company attempted equity financing in the form of either a private placement or a another type of offering, there can be no assurance that the Company would be successful in selling such an offering or finding an underwriter willing to do; such an offering could result in further dilution to present shareholders.

    *Dependence on Management/Key Personnel*   The Company is extremely
dependent on Management. The loss of any of its officers could have a material adverse effect on the Company's business. Because of the Company's limited resources, no key person insurance has been, or will be purchased on any of its officers. In addition, the future success of the Company is dependent on the performance of Management, especially Tami Tischner, and her ability to attract and motivate and retain highly qualified employees. In addition, the Company's business plan is based almost entirely on concepts of color and image strategies developed and being developed by Ms. Tischner, and how the same can work to benefit individuals, businesses and mass media. The loss of Tami Tischner' services would have a material adverse effect on the Company. In addition to her services, Ms. Tischner also provides the Company, without charge the usage of her personal computer, copier, and miscellaneous office equipment, and her personal vehicle.

                                5
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BUSINESS OF REGISTRANT

Principal Products or Services and Their Market
-----------------------------------------------

      ** Principal Product/Service **

      -- Introduction -- The Company has conducted little or no business since its inception other than the raising of funds for the commencement of its business operations in the seminar/motivational industry. The Company's business purpose is that of creating and presenting self-improvement and motivational seminars which utilize the concept of (1) identifying or learning to identify individual characteristics through "color coded" personality profiles, (2) enhancing an individual's self-image once such personality traits are recognized, and/or (3)effectively utilizing such "color coded" personality profiles in a wide range of situations which include individual success in the work place, corporate hiring strategies and employee relations, and more effective use of mass-media presentations such as training videos or infomercials The Company has based its business purpose on its belief that there is a large source of potential revenue in the motivational and self-improvement industry from both businesses and individuals and that one of the best ways to get such specialized training in motivation and self-improvement is through seminars and/or workshops. The Company plans to introduce to the established topics of self-improvement and motivation the concepts of image and style enhancement by profiling personality characteristics through "color coding".

      -- Identifying Personality Characteristics Through Color Codes -- The Company has developed a profiling system that can help people determine their personality type, and therefore their individual strengths and weaknesses, which utilizes "color codes". These "color codes" can help (1) identify an individual's behavioral profile, (2) identify the environment most conducive to an individual's success, (3) capitalize on behavioral strengths, (4) increase appreciation of different profiles, and (5) anticipate and minimize potential conflicts with others. Ultimately, therefore, it can create greater productivity, organization, and teamwork in the workplace. The Company does not identify any one behavioral trait or profile as "best" but believes that the most effective people are those who know themselves, recognize the demands of a situation and adopt strategies to meet those needs. The Company also believes that its "color system" of self discovery can assist individuals in
reaching their highest potential.    The Company's concept of integrating the
"color coding" of behavioral characteristics with self-improvement and motivational techniques is hereinafter referred to as its "Color/Image Strategies".

     -- The Color System -- The Company has developed a color system (the "Color System") which enables individuals to recognize behavioral preferences and identify key characteristics which are dominant in their personality. The Color System has four dimensions of behavioral makeup in which an individual can discover their strongest and secondary behavioral preferences. These include: Red, White, Blue and Yellow. The following provide a short description of the dominant characteristics of each color:

     RED: Bold
         Result orientated, quick decision maker, likes management, seeks power/authority, time is valuable

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     YELLOW: Enthusiastic
         People orientated, love to talk, recognition orientated, motivational.

     BLUE: Security
         Family orientated, loyal, slow to change, security minded, goes by the rules.

     WHITE: Perfectionist
        Detail orientated, critical thinker, analytical, change gradually.

     The Company has a developed a self-test of 12 groups of words to identify a personality profile. Each group of words has one word that is characteristic of one of the four color dimensions. An Individual is asked to select a word in each of the 12 groups that he/she is (1) most like, (2) not like, and (3) in-between. The individual will number each word group from one through four, one being most like the person, and four being least like the person. Through this self-test, the individual can then be identified in terms of "color" and utilize this "color coding" to capitalize on behavioral strengths, develop better interactional skills and understand and communicate the needs of others.

     -- The Concept of Color/Image Strategies-- Because the Company believes that identifying personality characteristics through color codes can be beneficial to self motivation and interaction between individuals, the Company's business goal is to integrate its Color/Image Strategies with motivational and self-improvement topics through the use of seminars, workshops, specialized training services, and public speaking engagements.
The seminars and workshops will be developed to help the individual participants understand who they are, how they react, and how they interact in society as well as the business world.

       The Color/Image Strategies concept is based on the Company's belief that self improvement through image, style, and color combined with knowledge of oneself can serve to improve communication and interaction with others as well as improve work performance. In other words, Color/Image Strategies can enhance an individuals performance and success in dealing with other people through self-examination, identification of strengths and weaknesses, and introducing life changing personality characteristics for better living and improved work habits. Once such personality strengths are identified through "color coding", a person can enhance and strengthen his/her self-image by proper dress and image consulting.

        The motivational and self-improvement industry is relatively new especially in connection to keynote speaking which was pioneered by such individuals as Zig Ziglar, Anthony Robbins and Stephen Covey. It is also a vast industry of seminars and professional speaking with many different facets. There are thousands of professional speakers, hundreds of speakers' bureaus (organizations which represent the professional speakers) and a variety of market niches in the industry which include both the corporate world as well as a variety of non-corporate organizations. The current trend in topics appears to include time management, organization, self-motivation, and "dealing with change" due to corporate downsizing. Management intends to capitalize on the popularity of the industry by adding its Color/Image Strategies and by tailoring its seminars, workshops, and keynote speakers, to meet the specific needs of each individual client. Thus, the Company's marketing approach will be to sell its Color/Imaging Strategies concept to an end-user, and then tailor a presentation utilizing such strategies which is

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designed specifically to meet the needs of the client. The Company's marketing program will be based on its ability to present customized presentations to accommodate a specific audience through the use of seminars, workshops and motivational speakers, as well as utilizing Color/Image Strategies for everything from one-on-one consulting to mass media consulting. The Company intends to focus on image, style and color concepts in the following areas within the industry:

      1.     Employee and Management Training
      2.     Trade and Professional Associations
      3.     Motivational Keynote Speaking Engagements
      4.     Image and Motivational Individual "One-on-One" Consulting
      5.     Fashion Shows
      6.     Mass Media Consulting

         ** Target Markets**

        The application of Color/Imaging Strategies is extremely broad and can be beneficial for individuals in pursuing their own goals as well as corporations, businesses and professional organizations in the areas of management and employee training. Due to the limited capital available to it, and the uncertainty of the product's success and marketability, Management intends to attempt to prove the commercial viability of its Color/Image Strategies by successfully utilizing its color and image strategies in one or more of the following target markets discussed below. Although the Company's business scope is broad, it believes that it would be premature to narrow its target market and believes it should pursue all areas until such time at it develops its own market niche. The Company's initial marketing approach, therefore, will be to solicit interest in its concept, and pursue various markets as they arise by adapting its concepts to the end-user. The Company's largest hurdle will be to convince its various target markets that the use of its Color/Image Strategies will prove beneficial. Once any of the following markets are penetrated by the Company, it plans to pursue and increase that penetration aggressively. The following are various markets the Company will initially pursue:

       1.  Employee and Management Training    One of the most successful uses
of Color/Image Strategies may prove to be in corporate hiring strategies and employee relations. Management training seminars will help management recognize the strengths and weaknesses in various types of personalities which are identified in terms of "color codes". Management will then be better able to identify their personnel needs in terms of both hiring and promotion, as well as establish training programs which will increase employee performance and improve employee/management relations. By understanding the differences, strengths and weaknesses on a more individualized basis, Management can maximize its personnel by relating to employees in an manner which will achieve the highest performance from each employee. Employees can learn how to enhance their own personalities, more clearly define their goals, abilities, and ambitions, and improve both their work habits and relationships with employers, thus maximizing chances for success. The Company believes that the Hotel/Casino industry will be one of its initial target market for its Color/Image Strategies seminars and workshops in the area of employee and management training, especially that of the greater Las Vegas area. The Company hopes to negotiate contracts with various casinos and hotels to provide training seminars and services to new employees. The Company will formulate an individualized approach for each client which will be combine such client hotel/casino's new employee orientation program with Color/Image
Strategies.   The Company hopes to negotiate contracts which will based on a

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standard weekly compensation fee rather than on price per person thus providing the Company with consistent revenues. The Company will also be utilizing the client's facilities for its employee management training. The Company believes that its strategies will help these employers establish better and more productive relationships with their employees by helping the businesses identify personality characteristics, maximizing positive traits and placing and promoting individuals in areas which utilize the positive character traits.

     2. Training Videos - The Company will also target mass media for its Color/Image Strategies. The Company believes that there will be a demand for color and image consulting in production of videos and tapes by various companies because it can be used to stylize the image of training videos, infomercials and demonstration tapes. The Company has been contacted by at least one company to provide consultation in the production of an infomercial and intends eventually either to sub-contract on a case by case basis to various companies to provide consultation on color and imaging in production while in the planning stage, or to achieve a long-term contract with a production company to provide consultation services. Additionally, the Company intends to develop a "self help" key note speech into a motivation tape for purchase. The Company is looking into costs of production of the same with various companies.

     3.   Motivational Workshop Seminars   the Company hopes to provide
workshops and seminars to various organizations, especially trade and professional associations which would be enhanced through an introduction of Color/Image Strategies. In such case, the Company would tailor its seminar or work shop to a specific audience. These workshops and seminars may include such events as fashion shows, "dress for success" and other types of image consulting, and make-up consulting.

     4.    Motivational and Keynote Speaking Services   the Company hopes to
provide key note and motivational speaking to seminars and/or workshops.
The Company hopes to promote interest in speaking at other motivation and self-help seminars sponsored by various companies or organizations. Such speaking services will be provided by Tami Tischner and the Company has not identified any other speakers who would speak on the Company's Color/Image Strategies.

    5.    One-on-One Image Consulting   The Company also has the ability to
provide individualized consulting services on a one on one basis. Individualized consulting could be highly beneficial to persons who are not maximizing their potential and would like to improve their own communication skills and interaction with others by identifying personality strengths and weaknesses and then enhancing those strengths though proper dress and image consulting.

    The Company has chosen its initial geographical market to be Las Vegas, Nevada and Southern Utah. It is also investigating Arizona, California and other areas of Utah, and will target companies in those geographical areas which it believes will benefit from its services.

Distribution Methods of the Products or Service
-----------------------------------------------

      Until such time as the Company can formulate a clear business plan and marketing approach, it will be unable to delineate what methods will be best for distribution of its Color/Image Strategies. Initially, the Company's goal

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is to make contacts and establish a client base in the various target markets that it believes to present the most potential for its concept. The Company must gain an interest in its concept before it can capitalize on it. Therefore, it will be dependent on advertising and publicity to bring awareness of the Color/Image Strategies concept to potential end-users. Ms. Tischner has been actively seeking speaking engagements in order to bring about an interest and awareness in the Color/Image Strategies Concept. In the past few months she spoke to the St. George, Utah Chamber of Commerce, to the Business of Professional Women also in St. George, Utah, to the St. George Fire Department, and at Mary Kay, Inc. conferences in Nevada, Utah, Idaho, Texas, and Louisiana. The Company is also working on an advertising campaign with AW Marketing, a Utah based advertising company. It intends to launch a campaign with coupon books advertised over local radio stations in Southern Utah and Nevada. The Company will work on a one-on-one basis as a personal consultant enhancing and strengthening an individual's self-image through proper dress and cosmetics.

       The Company is actively seeking interest in its services from hotels and casinos in Las Vegas Nevada specifically in the area of employee/management training. The Company is currently in negotiating stages for a contract with Harrah's Hotel and Casino. It is also investigating the possibility of speaking engagements by Ms. Tischner in Las Vegas, including a possible appearance as a guest speaker on a weekend radio and television show done by the Imperial Palace Hotel & Casino.

       The Company will also rely upon word-of-mouth and referrals to help establish a client base. When the Company is able to better identify and focus on more specific markets, it will adjust its distribution methods accordingly. At such time, once it has built its market profile, it anticipates advertising through direct mail. Currently, as discussed above, the Company is advertising inside coupon books sold through a radio station that broadcasts in the Southern Utah and Southern Nevada areas.

Status of any Publicly Announced New Product or Service
-------------------------------------------------------

      The Company has only recently commenced business operations. On May 20, 1998, it issued a press release announcing its formation and purpose. Such release was disseminated in "Main Street Journal" in St. George, Utah. The Company has not issued any other press release since that date.

Competitive Business Conditions/Competitive Position
in the Industry/Methods of Competition
--------------------------------------

      The image and self-improvement speaking and seminar industry is highly competitive with respect to name recognition, quality of presentation, and location of engagement. There are numerous companies in the industry which are well established and possess greater name recognition, and substantially greater financial, marketing, personnel and other resources than the Company. The Company can also expect to face a very broad range of competition in the industry which include mass media consulting companies and fashion show promoters. Many of the Company's competitors have already achieved recognition at the national, regional and local levels. In addition, many of these competitors are represented by speaking bureaus, and/or promoted by established promoters in their respective industries and/or these competitors engage in extensive advertising and promotional programs on their own. These well established companies have also developed training and marketing

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strategies for dealing readily with changes in the industry.  The Company can expect to compete in the Las Vegas area (where it will begin its initial
marketing) with numerous well established, successful companies.   Such
competitors include Express Yourself Seminars, Image Dynamics, Image Consulting, and Rapport Leadership Institute, all well established organizations. General competition in the industry is also anticipated from such successful companies as Key Seminars Speaker Bureau, TEAM Seminars, Speakers Unlimited, SkillPath Seminars, and image/self improvement speakers such as John Maxwell and Donte.

   The Company believes that its competitive advantages will be the following:

       1.  Pricing. Most competitors in the industry currently focus on price
per person and size of attendance. Current prices range from $50   $1,000 per
person depending on the total time required to address each contracted need. The Company does not plan, during its development stage, to compete with those companies by attempting to attract large audiences. It will limit itself to establishing market awareness of its concept and gaining a foothold in one of its target markets by offering its services as at a lower cost.

       2. Subject Matters of Seminars. The Company believes that its largest advantage will be its subject matter and the quality of presentation.
The Company believes that its subject matter is unique because it emphasizes a motivational theme coupled with the Company's application of Color/Imaging Strategies. The Color/Image Strategy concept is based on the Company's belief that self improvement through image, style, and color combined with knowledge of oneself can serve to improve communication and interaction with others as well as improve work performance. In other words, Color/Image Strategies can enhance an individuals performance and success in dealing with other people through self-examination, identification of strengths and weaknesses, and introducing life changing personality characteristics for better living and improved work habits. Once such personality strengths are identified, a person can enhance and strengthen his/her self-image by proper dress and image consulting. The Company believes that it is introducing a new concept to self-help and motivational topics through such vehicles as: Employee and Management Training, Training Videos, Motivational Workshop Seminars, Motivational and Keynote Speaking Services, and One-on-One Image Consulting. These vehicles are not new to the speaking industry; however, it believes the color and imaging concepts combined with such vehicles are original in the industry and not yet exploited. The Company believes the One-on-One Imaging Consulting as a starting point for the Company might be the niche that sets it above the competition.

        3.  Lower Overhead.   The operating costs for national competitors can
be expensive. Professional speakers that are represented by speaking bureaus pay 20-30% of the gross revenue for representation and booking. The Company plans to avoid this expense by establishing direct contracts with potential clients. The Company will benefit from conducting business operations in Las Vegas, Nevada, the nation's largest convention center, by reducing travel expenses, equipment rental, and other miscellaneous overhead expenses.

     The Company's ability to compete will be based on its ability to: (1) utilize its Color/Image Strategies to enhance known concepts of self improvement and motivational seminars, (2) offer services which are both high in quality and competitively priced, and (3) successfully penetrate markets which already have a large variety of similar services available to them. In addition it will also depend on its ability to recognize and respond to trends in its potential and existing market sectors. The Company will, therefore, face a substantial degree of competition in all of the market segments it intends to pursue. Even if the Company is successful in forming a client base and making inroads into one or more market segments, the Company's concept is not considered proprietary and there is no assurance that another company or organization with far more resources, experience and name recognition in the industry, will not develop a similar strategy and/or concept.

Sources and Availability of Raw Materials/Names of Principal Suppliers
----------------------------------------------------------------------

     The Company is not dependent on any raw materials and principal suppliers. It will produce its own seminars and provide its own key note speakers. The Company is, however, highly dependent on Tami Tischner, who is an officer and director of the Company and the developer of the Color/Image Strategies concept an will, at least initially, provide the majority of the expertise in seminar production as well as be the prime keynote speaker.

Dependence on a Few Major Customers
------------------------------------

     The Company is not dependent on a few major customers. It does not as of this date have any customers, and has not narrowed its marketing focus to any clearly identifiable target market.

Patents, Trademarks, Licenses, Franchises, Concessions,
Royalties Agreements, Labor Contracts
---------------------------------------

      The Company has no patents, trademarks, licenses, franchises of concessions nor is it a party to any royalty agreements or labor contracts. The Company is developing a logo and may register it as the Company grows. The Company does not have any special know-how or proprietary information at this time other than its speech material which cannot be patented. The Company understands that speeches can be copyrighted, therefore, the Company is looking into copyright privileges in reference to speeches and training outlines with the Copyright Office, Library of Congress, Washington DC.

Need for Government Approval
----------------------------

     None

Effect of Existing or Probable Government Regulations
-----------------------------------------------------

     The only existing or probable government regulations affecting the Company will be the Company's need to comply with regulations which affect each of its clients on a case by case basis. For example, when conducting employee orientation on the premises of a hotel/casino, the Company will be subject and must comply with all safety/health regulations and rules to which the client is subject to. The Company may be required to meet certain federal, state and local regulatory standards in such areas of insurance, bonding and/or sheriff cards in connection with some of the seminars or
workshops it conducts.   The Company does not know as of this date what the
effect of such regulations will be on its business or operations.

Research and Development Activities in the Past Two Years
----------------------------------------------------------

     The Company has been in business only since March of 1998. No money has been spent on research and development. The Company's business development will be initially funded by capital raised in its recent offering.

Total Number of Employees
-------------------------

     The Company has no employees as of this date other than Tami Tischner who is also the Company's President, Secretary/Treasurer and a director. The Company, upon commencement of business operations, intends to compensate Ms. Ticshner at a rate of $1,000 per month. The Company has no plans to hire any additional employees during the next twelve months. Once the Company is established, it may hire some additional part-time employee to assist in preparation and presentation of seminars.

Item 2.    PLAN OF OPERATION

     To date, the Company has only received $450 in revenues from operations, although the Company is scheduled to present a seminar in St. George, Utah on May 15, 1999, entitled "Sleepless in St George". During the next twelve months the Company's plan of operation is to introduce its Color/Image Strategies to various markets and hopefully achieve a certain amount of market
penetration in one or more of these markets by achieving a client base.   The
Company intends to continue to develop its concept of Color/Image Strategies to suit its market as it is better able to delineate and focus on its goals. The Company will pursue advertising campaigns in Southern Utah and Nevada as well as speaking engagements. It plans to focus on both one-on-one consultations and employee management training seminars for various industry segments. It will also investigate production of motivation tapes incorporating its Color/Imaging Strategies.

       During the next twelve months, its cash requirements will include its lease payments of $400 per month on the Company's office space in St. George, Utah, compensation to Tami Tischner of $1,000 per month, as well as
miscellaneous overhead.    The Company believes that the funds it raising in
its offering in August of 1998 ($50,450 in gross proceeds), which are largely not yet expended, will be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months, as well at provide for costs of implementing its marketing strategies. Of those funds, the Company has budgeted approximately $29,000 to cover the costs associated with establishing its client base, advertising , purchase of supplies and equipment associated with seminars, and hopefully some limited market penetration. There is no guarantee that the budgeted funds will be sufficient to achieve these goals. The Company has no plans for any purchases of significant equipment or property, nor are there plans for additional employees until or unless warranted due to business needs. Management believes that it will not achieve profitability until it is able to realize
approximately $5,000 in gross sales per month.   The Company has no guarantee
that it will be able to achieve this goal in the next twelve months.

    If the Company does not succeed in seeing limited revenues or, at minimum, the potential of limited revenues, in the next twelve months, it may be forced to discontinue operations unless it is able to raise sufficient capital to continue pursuing its business plan. Management is not experienced in developmental companies and may not have estimated its needs for advertising and associated expenses in acquiring a client base accurately.
The Company may require additional funds and time to achieve these goals.
Even if the Company begins generating revenues, it could require additional funding for expansion. It may be difficult for the Company to succeed in securing additional financing. The Company may be able to attract some private investors, or officers and directors may be willing to make additional cash contributions, advancements or loans. Or, in the alternative, the Company could attempt some form of debt or equity financing. However, there is no guarantee that any of the foregoing methods of financing would be successful. If the Company fails to achieve at least a portion of its business goals in the next twelve months with the funds available to it, there is substantial uncertainty as to whether it will continue operations.

Item 3.    DESCRIPTION OF PROPERTY

     The Company does not own any property. It is a party to a month to a month-to-month lease agreement, executed on November 1, 1998, on office space in St. George, Utah. It also has office space available for its use, if
needed, in Las Vegas, Nevada, at the office of its registered agent.   The St.
George, Utah office is sufficiently close to the geographical territory where the Company plans to operate its seminars, that is the Las Vegas, Nevada and Southern Utah area, for efficient operations. The lease provides the Company with approximately 300 square feet of office space, sufficient to conduct its operations, at a monthly lease payment of $400. The lessor is Wagon Master, a company owned by Jerry Tischner, the husband of the Company's President. The term of the lease is month to month.

Item 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the amount and nature of beneficial ownership of each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company. The following information is based on 401,800 shares issued and outstanding as of the date hereof .

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(1)          (2)                     (3)                (4)
Title of     Name and                Amount and         Percent of
Class        Address of              Nature of          Class
             Beneficial              Beneficial
             Owner                   Owner
---------    -------------           --------------     ----------
Common       Tami Tischner           200,000 Shares(2)   49.78%
             3050 East 630 North     Sole Voting Power
             St George UT 84790

Common       Kenneth Hofert(1)       21,600 Shares       5.38%
             4443 Valley Regal Way   Joint Voting Power
             Las Vegas NV 89129
---------------------------------------

(1) Kenneth Hofert is the owner of 20,000 common shares in his record name; his son, Sean Hofert is the record owner of 1,600 common shares. Sean Hofert resides with his father Kenneth, and is not 18 years of age. The 1,600 shares owned by Sean could, therefore, be construed as being beneficially owned by Kenneth.

(2) Ms. Tischner's 200,000 shares are being held in an escrow account, pursuant to Nevada Revised Statutes 90.500(8)(a) although the same were eligible for release from escrow on approximately March 25, 1999.

---------------------------------------

     The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company. The information below is based on 401,800 shares issued and outstanding as of the date hereof.

SECURITY OWNERSHIP OF MANAGEMENT

(1)          (2)                   (3)                (4)
Title of     Name and              Amount and         Percent of
Class        Address of            Nature of          Class
             Beneficial            Beneficial
             Owner                 Owner(1)
---------    -------------         --------------     ----------
Common       Tami Tischner         200,000 Shares(2)   49.78%
             3050 East 630 North   Sole Voting Power
             St. George, UT 84790

Common       Ginger Szewczyk       -0-                -0-
             150 South 300 East
             St. George, UT 84770
--------------------------------------------------
Officers & Directors as a group    200,000 shares     49.78%
--------------------------------------------------

(1) Neither of the Company's officer or directors have any rights to acquire additional shares of the Company's common stock, beneficially or otherwise.

(2) Currently Ms. Tischner's 200,000 shares are being held in an escrow account, pursuant to Nevada Revised Statutes 90.500(8)(a) but were eligible for release from escrow on approximately March 25, 1999.
--------------------------------------------------

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

Item 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

OFFICERS AND DIRECTORS

      The names and ages of all directors and executive officers of the Company, along with their respective positions, term of office and period such position(s) was held, is as follows:

Name                    Age     Position Held & Since
---------------          ----    -------------------------
Tami Tischner            40     President/Secretary/Treasurer, Chairman of
                                the Board of Directors, Chief Executive
                                Officer, Chief Financial Officer
                                ----------------------
                                Since March 23, 1998(1)

Ginger Szewczyk          45     Director, Vice President
                                ------------------------
                                Since March 23, 1998(1)

(1) Each of the above individuals will serve in their respective capacities until the next annual meeting of the shareholders or until a successor is duly qualified and elected.

BIOGRAPHICAL INFORMATION ON OFFICERS AND DIRECTORS

MS. TAMI TISCHNER, age 40, has served as President, Chief Executive Officer, Chief Financial Officer, Secretary/Treasurer, and a Director of the Company since March 24, 1998. Ms. Tischner graduated from Dixie High in St. George, Utah in 1976. Since 1993 to the present, Ms. Tischner has been an Independent Sales Director with Mary Kay, Inc. Ms. Tischner does direct sales for Mary
Kay, Inc. and is a director over 50-100 independent sales consultants.   Ms.
Tischner, during the last two years, has produced motivational seminars and fashion shows involving dressing for success and color logic strategy for Mary
Kay, Inc.   Ms. Tischner has also worked with Criscione Fashion Designers of
New York. Both Criscione and Mary Kay, INc. are leaders in their respected industries. Ms. Tischner has also worked as an professional image and color consultant to companies in the mass-media industry. Much of Tami Tischner's professional speaking experience and seminar presentation material as well as the development of her Color/Image Strategies is a result of her association with Mary Kay, Inc.

GINGER SZEWCZYK, age 45, has served as a Director and Vice President of the the Company since March 24, 1998. Ms. Szewczyk graduated from Chadsworth High School in San Fernando, Ca., in 1971. From 1992 to present, Ms. Szewczyk owns and operates a sole proprietorship, "Designs by Gingi", a design consultation and interior decorator business in St. George, Utah. Ms. Szewczyk received training under Karen Butera, a well known interior designer located in Palo Alto, California, and traveled the U.S. decorating custom model homes. Recent projects for which Ms. Szewczyk has provided interior decorating services and expertise include, Dixie State Bank, U.S. Government Water District Building, Dixie Regional Hospital, Skin and Cancer Center, all in St. George, Utah. She has performed design consultation services for Sy Redd, the owner of Oasis Spa Resort in Mesquite, Nevada.

FAMILY RELATIONSHIPS

     There are no family relationships among the Company's directors and/or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Except as indicated below and/or hereinbefore, to the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of the Company:

           (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

           (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

           (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

           (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

          Item 6.   EXECUTIVE COMPENSATION

     The following table sets forth certain information as to compensation received by the Company's Chief Executive Officer who is also a director of the Company and its President, Secretary & Treasurer, as of December 31, 1998.

                    SUMMARY COMPENSATION TABLE

                                                            Long Term Compensation
                           ----------------------------------------------------------------------
                          Annual Compensation                     Awards              Payouts
------------------------------------------------------------------------------------------------
(a)                  (b)   (c)         (d)       (e)       (f)       (g)        (h)     (i)
                                                 Other                                  All
Name                                             Annual    Restricted                   Other
and                                              Compensa- Stock     Underlying LTIP    Compensa-
Principal                                        sation    Award     Options/   Payouts tion
Position               Year  Salary($) Bonus($)  ($)       ($)       SAR's(#)   ($)     ($)
------------------------------------------------------------------------------------------------
Tami Tischner(1)      1998   -0-       -0-        -0-      -0-       -0-       -0-      -0-
President, CEO, CFO
Secretary/Treasurer
Director
------------------------------------------------------------------------------------------------

(1)     The Company intends to compensate Ms. Tischner $1,000 per month at such time as the
Company actually commences conducting substantive business.(See "CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS.")


OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in-control arrangements. The Company has agreed to compensate Ms. Tischner $1,000 per month for services rendered in her capacity as Secretary/Treasurer/President of the Company and such time as the Company actually commences substantive operations. Because much of the Company's business will rely on Ms. Tischner's knowledge and expertise, as well as the Color/Image Strategies developed by her such as they are ultimately applied and utilized in the Company's business operations, Ms. Tischner may be entitled to additional compensation at a future date. Such compensation will be at the discretion of the Board of Directors and will be authorized based on several different factors such as, the nature and quantity of work Ms. Tischner performs, the results of her marketing and client base efforts, the number of speaking engagements, seminars, workshops and consultations she presents, the amount of revenues, if any, which may result from her efforts, etc. Such compensation could take the form of cash bonuses, or salary arrangements over and above of the current agreed upon salary of $1,000 per month; or it could take the form of restricted stock awards, or option grants. If Ms. Tischner's efforts have positive results, it is likely that the Company will enter into some sort of employment agreement with Ms. Tischner. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".)

Item 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has no transactions which have occurred that would be deemed related party transactions. Ms. Tischner, who is President, Secretary/Treasurer, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board, received 200,000 common shares of the Company's stock at inception for a $10,000 cash contribution. The Company has also agreed to compensate Ms. Tischner for services performed for the Company in the future at a rate of $1,000 per month. Because the Company's business plan relies on Ms. Tischner's talent and expertise in her field, and the development and application of the Color/Image Strategies by Ms. Tischner, there is the possibility that Ms. Tischner will receive additional compensation in the future for her contributions to the Company. This compensation may be substantial. The Board of Directors has the authority to approve additional compensation for Mr. Tischner if she performs substantial services to the Company in its initial phase of operations. The amount and type of such compensation will depend on the amount and success of Ms. Tischner's services and as well as the Company's cash flow. The Board of Directors has authorized and Management has budgeted only $12,000 for Ms. Tischner's salary for the next 12 months. Because the Company does not intend to hire additional personnel within that time period, it will be entirely reliant on Ms. Tischner and her ability to formulate a client base, perform one-on-one services which may result from the Company's advertising campaign, negotiate contracts with potential hotel/casino contracts, and customize and deliver presentations for any such contracts, in addition to recognizing and following through on those business opportunities which appear to offer the most potential to the Company. Additional compensation to Ms. Tischner, if any, could be substantial, and could take the form of salary increases, cash bonuses,
restricted stock awards, or stock options.   The potential for Ms. Tischner to
benefit personally from her contributions to the Company exists, therefore, although the amount and nature of such benefit has yet to be determined. (See "Executive Compensation".)

     The Company has entered into one contract, a lease with Wagon Masters, on office space in St. George, Utah. Wagon Masters is a company owned and operated by Ms. Tischner's husband. (See "Part I, Item 3, DESCRIPTION OF PROPERTY.")

Item 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.001 par value per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings
of shareholders.     The Company, however,  does not anticipate paying
dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

     There are no provisions in the Company's charter or bylaws which would delay, defer, or prevent a change in control of the Company.

NON-CUMULATIVE VOTING

    The holders of shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. Management currently owns 49.78% of the outstanding shares of the Company.

                             PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the NASD Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the NASD OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

      Of the 401,800 common shares of the Company's common stock currently issued and outstanding, 201,800 are owned by public investors purchased in the Company's offering conducted in reliance upon the exemption provided for under
Section 3(b), Regulation D, Rule 504 and registered with the State of Nevada, and closed on August 24, 1998; and 200,000 are held by one officer and director and issued in reliance on the "private placement" exemption of
Section 4(2)of the Securities Act of 1933, as amended. If a market for the Company's common shares were to develop, such 200,000 "restricted" shares, held by the officer and director would not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. As of the date hereof, the 200,000 shares issued in reliance upon Section 4(2)and therefore considered "restricted", have been beneficially owned since March 30, 1998 which would make them eligible for resale under Rule 144 as of March 31, 1999, provided all of the applicable terms and conditions of Rule 144 were met, and provided a public market existed for the Company's common shares.

     The 200,000 unregistered common shares owned by Ms. Tischner are currently being held in escrow pursuant to Nevada Revised Statutes 90.500(8)(a). The foregoing rule grants the administrator of the Nevada Securities Division, in cases of registration under Nevada Revised Statutes
90.480 or 90.490 of an issuer which has no public market for its common shares and no significant earnings from operations during the past 5 years or any shorter period of existence, the authority to require as a condition of registration, that certain securities be deposited in escrow for not more than three years. The administrator ordered such escrow of Ms. Tishner's shares. The shares were no longer subject to escrow requirements as of March 25, 1999, one year from the date of escrow.

HOLDERS

      There are 40 shareholders of record of the Company's common stock.

DIVIDENDS

      The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date due to its present financial status. The Company does not anticipate paying dividends on its common stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to limit the same in the near future.

Item 2.     LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party to a proceeding adverse to the Company nor do any of the foregoing individuals have a material interest in a proceeding adverse to the Company.

Item 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Company's former principal independent accountant, S.J. Meyer & Co., which audited the Company's financial statements as of August 31, 1998, and for the period from inception on March 24, 1998 through such date, was replaced on October 3, 1998. The former accountant's report on such financial statements, dated October 2, 1998 , did not contain an adverse opinion, or disclaimer of opinion, nor was it modified to as to uncertainty, audit scope or accounting principles.

     The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountants on any matter of accounting principles or practices, financial disclosure or auditing scope.

     The Company's new accountant is David E. Coffey, Certified Public Accountant and was engaged on January 6,1999.

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The Company has issued the following unregistered common shares in the past three years.

     (1) On March 23, 1998, at the Company's organizational meeting, the Company issued 200,000 unregistered common shares to its founder, Tami Tischner. Such shares were issued for a $10,000 capital contribution from Ms. Tischner. The shares were issued pursuant to the exemption provided for under
Section 4(2) of the Securities Act of 1933, as amended, to one individual, as a "transaction not involving a public offering." Ms. Tischner is the Company's President/Secretary/Treasurer, Chief Executive Officer, Chief Financial Officer and a Director of the Company.

     (2) On August 13, of 1998, the Company commenced an offering of up to 400,000 of its unregistered common shares at an offering price of $.25 per share. The offering was conducted in reliance on an exemption from the registration requirements of Section 5 of the Act as promulgated under Section 3(b), Regulation D, Rule 504, and pursuant to registration by qualification with the State of Nevada in accordance with the requirements of Nevada Revised Statutes 90.490 and 90.500 with offers and sales made only to residents of the State of Nevada. The offering closed on August 24, 1998 with 201,800 shares sold to 39 individuals and gross proceeds of $50,450.00. A commission of 5% was paid to the Company's licensed sales agent in the offering, Mr. Kenneth

Hofert, Jr. The Company believes it was entitled to rely on the exemption provided under Rule 504 of Regulation D at the time of the offering because it was not: (a)subject to section 13 or 15(d) of the Securities Exchange Act of 1934; (b) an investment company, or (c) a development stage company that had no specific business plan or purpose or whose only purpose was to engage in a
merger with an unidentified company(s).   The Company also believes that its
offering otherwise met all of the terms and conditions of Rule 504 of Regulation D and the applicable provisions of Rules 501 through 503 as well as the applicable provisions of Nevada Revised Statutes 90.490 and 90.500.

Item 5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:

A.    Indemnification provided by statute:

      Sections 78.037, 78.751 and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

       78.037.  Articles of incorporation:  Optional provisions.

       The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

          (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

          (b)   The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

     78.751. Indemnification of officers, directors, employees and agents; advancement of expenses.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

           a.     By the stockholders;

           b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

           c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

           d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          a. Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

            b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

            a.    The creation of a trust fund.

            b.    The establishment of a program of self-insurance.

            c. The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

            d.    The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.      In the absence of fraud:

          a. The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          b.     The insurance or other financial arrangement:

                 (1)     Is not void or voidable; and

                 (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B. The TWELFTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C. Article VI, INDEMNIFICATION OF OFFICERS AND DIRECTORS, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

         Indemnification for liabilities arising under the Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing or otherwise. However, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                             PART F/S

     The following financial statements are included herewith: the Company's audited financial statements for its year ended December 31, 1998.


                         COLOR STRATEGIES

                  (A DEVELOPMENT STAGE COMPANY)

                       FINANCIAL STATEMENTS

                        DECEMBER 31, 1998

                        TABLE OF CONTENTS

                                                                 Page Number
                                                                 -----------

ACCOUNTANT'S REPORT.....................................................1

FINANCIAL STATEMENTS

     Balance Sheet......................................................2

     Statement of Operations and Deficit
         Accumulated During the Development Stage.......................3

     Statement of Changes in Stockholders' Equity.......................4

     Statement of Cash Flows............................................5

     Notes to the Financial Statements..................................6

<Letterhead of David Coffey appears here>
David E. Coffey
Certified Public Accountant
3651 Lindell Rd., Suite H, Las Vegas, NV 89103
(702) 871-3979

To the Board of Directors and Stockholders of Color Strategies
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Color Strategies (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from March 24, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Color Strategies 's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Color Strategies as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/s/ DAVID COFFEY, CPA
David Coffey, C.P.A.
January 17, 1999

                                F1

COLOR STRATEGIES
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                           $   46,184
Organization costs less accumulated
    amortization of $80                                               455
Prepaid expenses                                                      600
                                                               ----------
    Total Assets                                               $   47,239
                                                               ==========

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable:
    Trade                                                      $      700
    Stockholder                                                       185
                                                                ---------
    Total Liabilities                                                 885

Stockholders' Equity

  Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   401,800 shares                                                    402
  Additional paid-in capital                                      48,160
  Deficit accumulated during
   the development stage                                          (2,208)
                                                               ----------
     Total Stockholders' Equity                                   46,354

     Total Liabilities and Stockholders' Equity                $  47,239
                                                               ==========
          The accompanying notes are an integral part of
                   these financial statements.
                                F2

                                28
PAGE>


COLOR STRATEGIES
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM MARCH 24, 1998
TO DECEMBER 31, 1998

Revenue                                                         $      450
                                                                ----------
Expenses
    Amortization                                                        80
    Advertising                                                        724
    Licenses and fees                                                  495
    Office expense                                                     559
    Rent                                                               800
                                                                ----------
Total expenses                                                       2,658

Net loss                                                            (2,208)

Retained earnings,
beginning of period                                                      -
                                                                ----------
Deficit accumulated during
the development stage                                           $   (2,208)
                                                                ==========
          The accompanying notes are an integral part of
                   these financial statements.
                                F3

COLOR STRATEGIES
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM MARCH 24, 1998 (DATE OF INCEPTION)
TO DECEMBER 31, 1998
                                                   Additional
                               Common Stock        Paid-in
                          Shares       Amount      Capital       Total
                        -----------  ------------  ------------  ------------
Balance,
March 24, 1998                 --    $       --    $       --    $        --

Issuance of common
stock for cash
March of 1998              200,000          200         9,800         10,000

Issuance of common
stock for cash
August of 1998             201,800          202        50,248         50,450

Less offering costs             --           --       (11,888)       (11,888)

Less net loss                   --           --            --         (2,208)
                        -----------  -----------  ------------  -------------
Balance,
December 31, 1998          401,800   $      402    $   48,160     $   46,354
                        ==========   ==========    ==========     ==========

          The accompanying notes are an integral part of
                   these financial statements.
                                F4

COLOR STRATEGIES
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From March 24, 1998
To December 31, 1998

CASH FLOWS USED BY OPERATING ACTIVITIES

     Net income                                                $   (2,208)
     Noncash items included in net loss
        Amortization                                                   80
     Increase in prepaid expenses                                    (600)
     Increase in accounts payable                                     885
                                                               -----------
          NET CASH PROVIDED BY
          OPERATING ACTIVITIES                                     (1,843)

CASH FLOWS USED BY INVESTING ACTIVITIES
     Organizational costs                                             535
                                                               -----------
          NET CASH USED BY
          INVESTING ACTIVITIES                                        535

CASH FLOWS FROM FINANCING ACTIVITIES
     Sale of common stock                                             402
     Additional paid-in capital                                    60,048
     Less offering costs                                          (11,888)
                                                               ------------
          NET CASH PROVIDED BY
          FINANCING ACTIVITIES                                     48,562

          NET INCREASE IN CASH                                     46,184

CASH AT BEGINNING OF PERIOD                                            --
                                                               -----------
CASH AT END OF PERIOD                                          $   46,184
                                                               ===========

          The accompanying notes are an integral part of
                   these financial statements.
                                F5

COLOR STRATEGIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company was incorporated on March 24, 1998 under the laws of the state of Nevada. The business purpose of the Company is to provide motivational and self improvement services through the use of seminars, workshops, specialized training courses and other aids.

          The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    ORGANIZATION COSTS

          Organization costs are capitalized and amortized over 60 months.

NOTE C    OFFERING COSTS

          The offering costs were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE D    STOCK OFFERING

          The Company completed two offering of its common stock. The first offering was a private placement offer of 200,000 shares in March of 1998 to its founding stockholder. The second offering was completed in August of 1998 consisting of 201,800 shares at $.25 per share. The net proceeds of that offering will used to provide motivational and self improvement services through the use of seminars, workshops, specialized training courses and other aids.

                                F6

                             PART III

          Item 1.   INDEX TO EXHIBITS

No.         Description
----        ------------
3.1 *        Articles of Incorporation
3.2 *        Bylaws
3.2.2        Amendment to Bylaws
10 *         Lease Agreement
16 *         Letter RE: Change of Certifying Accountant
27           Financial Data Schedule

* Filed with the Securities and Exchange Commission on March 5, 1999 as part of the Company's General Form of Registration of Securities of Small business Issuers on Form 10SB.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Registrant:

                                     COLOR STRATEGIES

Date: May 12, 1999        By:         /s/ Tami Tischner
                                     -----------------------------
                                         Tami Tischner
                                         President, Secretary/Treasurer
                                         Chief Executive Officer, Chief
                                         Financial Officer, Chairman of
                                         the Board of Directors


Date: May 12,1999        By:         /s/ Ginger Szewczyk
                                     -----------------------------
                                         Ginger Szewczyk
                                         Director
                                         Vice-President